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December 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549
Attention: Ms. Karen J. Garnett

Re:
The ServiceMaster Company Registration Statement on Form S-1 (SEC File No. 333-154648)

Ladies and Gentlemen:

        On behalf of The ServiceMaster Company ("ServiceMaster"), we are writing in response to the comments contained in the staff's comment letter dated November 10, 2008 (the "Comment Letter") with respect to ServiceMaster's Registration Statement on Form S-1, Registration No. 333-154648, filed on October 22, 2008 (the "Registration Statement") and relating to ServiceMaster's registration of the resale of $1,150,000,000 aggregate principal amount of its 10.75%/11.50% Senior Toggle Notes due 2015 (the "Notes") and certain related guarantees. Concurrently herewith, ServiceMaster has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1") incorporating the revisions described herein. Amendment No. 1 also contains updates to reflect third quarter financial and other information. For your convenience, three (3) courtesy copies of this letter and Amendment No. 1, which have been marked to show the changes from the Registration Statement as initially filed, are also being delivered to Ms. Karen J. Garnett.

        For the convenience of the staff's review, we have set forth the comments contained in the Comment Letter in italics followed by ServiceMaster's responses. Page numbers and other similar references used in the staff's comments below refer to the Registration Statement as initially filed; page numbers and other similar references used in ServiceMaster's responses refer to Amendment No. 1.

Registration Statement Fee Table

Staff comment No. 1:

  We note that you have registered the aggregate principal amount of the Senior Toggle Notes. Please tell us why you have not also included an additional principal amount that may be issued as PIK interest payments under the terms of the notes.

Response:

  As stated on page 42 of the Registration Statement and on page 51 of ServiceMaster's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 that was filed on November 14, 2008, ServiceMaster does not plan to elect its option to pay PIK interest on the Notes through at least 2009. Further, the deadline imposed under the Indenture relating to the Notes for electing the PIK feature for the interest payment due January 15, 2009 has passed. Moreover, ServiceMaster is only required under the Exchange and Registration Rights Agreement to use commercially reasonable efforts to maintain the effectiveness of the Registration Statement for a specified period ending as early as 90 days after the effectiveness of the Registration Statement (when the Notes become eligible for resale pursuant to Rule 144). Consequently, ServiceMaster does not anticipate the Registration Statement being effective at any time when ServiceMaster might elect to pay PIK interest. If, at any point in the future, ServiceMaster does elect to pay PIK interest on the Notes, ServiceMaster will consider whether registration of the resale of the notes delivered pursuant to the PIK election is required at such time.

Selling Securityholders, page 180

Staff comment No. 2:

  Please identify the selling security holders in your next amendment or tell us why you believe you do not need to identify the selling security holders at this time. It appears that you are not eligible to rely on Rule 430B to omit the names of the selling security holders.

Response:

  In its next amendment to the Registration Statement, ServiceMaster will identify the selling securityholders who have elected to be listed in the Registration Statement as of the time of the filing of such amendment.

Item 15. Recent Sales of Unregistered Securities, page II-5

Staff comment No. 3:

  Please include appropriate disclosure related to the issuance of the notes on July 24, 2008. Refer to Item 701 of Regulation S-K.

Response:

  ServiceMaster has revised its disclosure under Item 15 in response to the staff's comment. Please see page II-5.

Item 17. Undertakings, page II-13

Staff comment No. 4:

  Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K or provide us with an analysis as to why you believe you are not required to provide this undertaking.

Response:

  ServiceMaster has revised its disclosure under Item 17 in response to the staff's comment. Please see page II-13.

        If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the staff's processing of this filing, please feel free to contact me at (312) 853-2066.

Very truly yours,
/s/ BRIAN J. FAHRNEY Brian J. Fahrney
cc:
Greerson G. McMullen, The ServiceMaster Company

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